Exhibit 99.1

DarkIris Announces Commercial Launch of AIGC Video Platform, video.aideptus.com, Integrating ByteDance’s Seedance 2.0 Model

HONG KONG, May 29, 2026 (GLOBE NEWSWIRE) — DarkIris Inc. (Nasdaq: DKI) (the “Company” or “DarkIris”), an innovative technology provider in the digital media and entertainment sector, today announced the commercial launch and global availability of its generative Artificial Intelligence-Generated Content (“AIGC”) video platform (the “Platform”), accessible at video.aideptus.com.

The launch of this advanced visual synthesis Platform marks a significant milestone for DarkIris as the Company expands its presence in the AI-powered video generation market.

Key Technical and Commercial Highlights

1.	Strategic Integration of a Leading Global Video Model

The Platform incorporates an industry-leading multimodal AI large-model architecture. Notably, the Platform’s core video-generation workflow integrates ByteDance’s Seedance 2.0 model, which is recognized within the industry for its advanced generative video capabilities. Seedance 2.0 provides the Platform with sophisticated diffusion algorithms and enhanced rendering capabilities, enabling high-quality “Text-to-Video” and “Image-to-Video” generation experiences for users.

2.	Global Language Localization Roadmap

To support early-stage technical iteration and product optimization, the initial version of the Platform has launched with a Simplified Chinese interface targeting selected market segments. DarkIris management stated that additional localized versions, including an English-language version, are currently undergoing final performance optimization and are expected to be launched later this year to support broader international market expansion.

3.	Targeted Solutions for Digital Media and Content Creators

The Platform is optimized to address increasing demand for digital media asset creation and AI-assisted content production. Primary commercial applications include:

● Social Media and Short-Video Production: Supporting scalable and efficient short-form video generation;

● Independent Documentaries and Storytelling: Providing cost-effective and rapid pre-visualization tools for creative storyboarding;

● Commercial Advertising: Accelerating conceptual visual development workflows for advertising and marketing agencies.

By streamlining traditional editing and production processes through generative AI technologies, the platform is designed to help creators improve production efficiency and reduce content creation costs.

Official Conceptual Showcase and Multi-Genre Portfolio

To demonstrate the Platform’s visual rendering capabilities, DarkIris has featured a conceptual showcase titled “The King of F1 Tracks” on the homepage of the Platform, video.aideptus.com. The showcase is also available through the following official YouTube link: https://www.youtube.com/watch?v=_U4zOCuHWEE.

Additional generated video samples across various artistic styles and genres are available on the Company’s official YouTube channel at: https://www.youtube.com/@AIDEPTUS.

Technical Showcase and Promotional Notice

The showcase titled “The King of F1 Tracks” is presented solely as a conceptual demonstration of the visual computing and rendering capabilities of the Platform. The showcased video is not intended for direct commercial sale, separate monetization, or paid distribution.

All copyrights associated with the showcase video remain the property of their respective rights holders, creators, artists, and estates.

About DarkIris Inc.

DarkIris Inc. (Nasdaq: DKI) is an innovative, growth-oriented public company focused on AI-driven digital media and content production technologies. Through advanced production capabilities, including its artificial intelligence platform, aideptus.com,, the Company aims to provide creators, studios, and developers with generative AI solutions designed to streamline creative workflows and enhance digital content production experiences. For more information, please visit the Company’s website at www.darkiris.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions, the Company’s ability to comply with Nasdaq continued listing standards and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

DarkIris Inc.

Investor Relations Department

Email: dki@darkiris.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com